As filed with the United States Securities and Exchange Commission on July 1, 2026.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Actelis Networks, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	3669	52-2160309
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Actelis Networks, Inc.
710 Lakeway Drive, Suite 200

Sunnyvale, CA 94085
(510) 545-1045

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Tuvia Barlev
Chief Executive Officer and Chairman of the Board of Directors
Actelis Networks, Inc.

710 Lakeway Drive, Suite 200

Sunnyvale, CA 94085
(510) 545-1045
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Eyal Peled, Esq.
Greenberg Traurig LLP
One Vanderbilt Avenue,
New York, New York 10017
Phone: (212) 801-9210
Fax: (212) 801-6400

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

On October 7, 2025, Actelis Networks, Inc. (the “Company”) filed a Registration Statement on Form S-1 (File No. 333-290758) (as amended and supplemented, the “Existing Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which was declared effective by the SEC on November 28, 2025. The Existing Registration Statement registered for resale from time to time up to 10,635,265 shares the Company’s common stock, par value $0.0001 per share (the “Common Stock”), by White Lion Capital, LLC (“White Lion”), issuable pursuant to (i) that certain Common Stock Purchase Agreement, dated as of September 27, 2025 and effective as of October 1, 2025, by and between us and White Lion (the “ELOC Purchase Agreement”) establishing an equity line of credit, and (ii) that certain Stock Purchase Agreement, dated as of September 27, 2025, by and between us and White Lion (the “PIPE Purchase Agreement”) entered into in connection with a private placement of the Company’s securities, which took place concurrently with the establishment of the equity line of credit.

A total of 10,000,000 shares of Common Stock registered for resale under the Existing Registration Statement remained unsold as of July 1, 2026 (the “Unsold Shares”).

On July 1, 2026, the Company entered into Amendment No. 1 (the “Amendment”) to the ELOC Purchase Agreement, which obligates the Company to issue additional securities to White Lion and changed the mechanics of purchase notices under the ELOC Purchase Agreement, as further described in the “White Lion Transaction-Amendment to Equity Line of Credit” below.

The Company filed a Post-Effective Amendment No. 1 to the Existing Registration Statement to de-register the Unsold Shares.

The Company is filing this Registration Statement on Form S-1 (this “Registration Statement”), which is a new registration statement, to re-register 6 million of the Unsold Shares, and to register additional shares issued or issuable to White Lion in connection with the Amendment.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION DATED JULY 1, 2026

Actelis Networks, Inc.

Up to 15,850,000 Shares of Common Stock

This prospectus relates to the offer and sale from time to time of up to 15,850,000 shares of common stock of Actelis Networks, Inc. (“we,” “us,” “our,” the “Company,” or “Actelis”), par value $0.0001 per share (the “Common Stock”), by White Lion Capital, LLC (“White Lion” or the “Selling Stockholder” or the “selling stockholder”).

The securities included in this prospectus consist of shares of Common Stock that we may, in our discretion, elect to issue and sell to the Selling Stockholder,  pursuant to (i) that certain Common Stock Purchase Agreement, dated as of September 27, 2025 (the “ELOC Purchase Agreement”) and effective as of October 1, 2025, by and between us and White Lion, which established an equity line of credit, as amended by that certain Exchange and Amendment Agreement, dated as of July 1, 2026, by and between us and White Lion (the “ELOC Purchase Agreement Amendment”) which, among other things, amended the ELOC Purchase Agreement. Such shares of our Common Stock include up to (i) 6,000,000 shares of Common Stock that we may elect, in our sole discretion, to issue and sell to White Lion, from time to time from and after the commencement date under the ELOC Purchase Agreement, and, subject to applicable stock exchange rules (the “Revised ELOC Shares”), (ii) 3,000,000 shares of Common Stock issuable to White Lion as amended commitment shares (“Amendment Commitment Shares”), (iii) 3,850,000 shares of Common Stock issuable to White Lion upon exercise of commitment share pre-funded warrants (“Amendment Commitment Pre-Funded Warrants”), and (iv) 3,000,000 shares of Common Stock issuable to White Lion upon exercise of commitment share common warrants (“Amendment Commitment Common Warrants”, and, with the Amendment Commitment Shares and the Amended Commitment Pre-Funded Warrants, the “Amended Commitment Securities”).

The actual number of shares of our Common Stock issuable will vary depending on the then-current market price of shares of our Common Stock sold to the selling stockholder under the ELOC Purchase Agreement, but will not exceed the number set forth in the preceding sentences unless we file an additional registration statement under the Securities Act of 1933, as amended (the “Securities Act”), with the U.S. Securities and Exchange Commission (the “SEC”). See “White Lion Transaction” for a description of the ELOC Purchase Agreement and the Amendment and “Selling Stockholder” for additional information regarding White Lion.

We are registering the shares on behalf of the selling stockholder, to be offered and sold by it from time to time. We are not selling any securities under this prospectus, and will not receive any proceeds from the sale of Common Stock by the selling stockholder pursuant to this prospectus. We may receive up to $30.0 million in aggregate gross proceeds from White Lion under the ELOC Purchase Agreement in connection with sales of the shares of our Common Stock pursuant to the ELOC Purchase Agreement at varying purchase prices after the date of this prospectus. However, the actual proceeds from White Lion may be less than this amount depending on the number of shares of our Common Stock sold and the price at which the shares of our Common Stock are sold. The purchase price per share that White Lion will pay for shares of Common Stock purchased from us under the ELOC Purchase Agreement will fluctuate based on the market price of our shares at the time we elect to sell shares to White Lion and, further, to the extent that the Company sells shares of Common Stock under the ELOC Purchase Agreement, substantial amounts of shares could be issued and resold, which would cause dilution and may impact the Company’s stock price.

Sales of a substantial number of our shares of Common Stock in the public market by the selling stockholder and/or by our other existing securityholders, or the perception that those sales might occur, could increase the volatility of and cause a significant decline in the market price of our securities and could impair our ability to raise capital through the sale of additional equity securities.

All the securities offered in this prospectus by the selling stockholder may be resold for so long as the registration statement, of which this prospectus forms a part, is available for use. The sale of all or a portion of the securities being offered in this prospectus could result in a significant decline in the public trading price of our securities. Despite such a decline in the public trading price, a selling securityholder may still experience a positive rate of return on the securities they purchased due to the price at which such selling securityholder initially purchased the securities.

We are registering the securities for resale pursuant to the selling stockholder’s registration rights under certain agreements between us, on the one hand, and the selling stockholder, on the other hand, subject to certain exceptions. Our registration of the securities covered by this prospectus does not mean that the selling stockholder will offer or sell any of the securities registered for resale.

We will bear all costs, expenses, and fees in connection with the registration of the shares of Common Stock. The selling stockholder may offer, sell, or distribute all or a portion of its shares of Common Stock publicly or through private transactions at prevailing market prices or at negotiated prices. The selling stockholder will bear all commissions and discounts, if any, attributable to its sales of the shares of Common Stock. We provide more information about how the selling stockholder may sell the shares of Common Stock in the section titled “Plan of Distribution.”

This prospectus gives effect to a 10-for-1 reverse share split of our issued and outstanding shares of Common Stock (the “Reverse Split”), which was effected on November 18, 2025. Except where otherwise indicated, other than in the historical financial statements and related notes incorporated by reference into this prospectus, all share and per share data in this prospectus have been retroactively restated to reflect the Reverse Split.

Our Common Stock is traded on the OTCQB Venture Market under the symbol “ASNS.” On June 30, 2026, the closing price of our Common Stock on the OTCQB Venture Market was $0.0721 per share.

Investing in our securities involves a high degree of risk. You should read this prospectus supplement and the accompanying prospectus as well as the information incorporated herein and therein by reference carefully before you make your investment decision. See “Risk Factors” beginning on page 6 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2026.

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ABOUT THIS PROSPECTUS

Unless the context indicates otherwise, references in this prospectus to “Actelis,” “we,” “us,” “our,” “the Company,” “our company” and similar terms refer to Actelis Networks, Inc., a Delaware corporation. Actelis has a wholly-owned subsidiary, Actelis Networks Israel, Ltd, an Israeli company.

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”). The selling stockholder named in this prospectus may from time to time sell the securities described in the prospectus. You should read this prospectus together with the more detailed information regarding our company, our Common stock, and our financial statements and notes to those statements that appear elsewhere in this prospectus and any applicable prospectus supplement together with the additional information that we incorporate in this prospectus by reference, which we describe under the heading “Where You Can Find More Information.”

You should rely only on the information contained in, or incorporated by reference in, this prospectus and in any accompanying prospectus supplement. We have not authorized anyone to provide you with different information from that contained in, or incorporated by reference in, this prospectus. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents or that any document incorporated by reference is accurate as of any date other than its filing date. You should not consider this prospectus to be an offer or solicitation relating to the securities in any jurisdiction in which such an offer or solicitation relating to the securities is not authorized. Furthermore, you should not consider this prospectus to be an offer or solicitation relating to the securities if the person making the offer or solicitation is not qualified to do so, or if it is unlawful for you to receive such an offer or solicitation.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act”). We have tried, whenever possible, to identify these forward-looking statements using words such as “may,” “will,” “expect,” “believe,” “estimate,” “anticipate,” “intend,” “continue,” “plan,” “predict,” “seek,” “should,” “would,” “could,” “potential,” “ongoing,” and similar expressions to identify forward-looking statements, whether in the negative or the affirmative. These statements reflect our current beliefs and are based on information currently available to us. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause our actual results, performance or achievements to differ materially from those expressed in, or implied by, such statements. Forward-looking statements contained herein include, but are not limited to, statements about:

●	our history of losses and need for additional capital to fund our operations and our ability to obtain additional capital on acceptable terms, or at all;

●	our ability to protect our intellectual property and continue to innovate;

●	our success in retaining or recruiting, or changes required in, our officers, key employees, or directors;

●	the potential insufficiency of our disclosure controls and procedures to detect errors or acts of fraud;

●	the accuracy of our estimates regarding expenses, future revenues, and capital requirements;

●	the success of competing products or technologies that are or may become available;

●	the success of competing products or technologies that may become available;

●	our ability to grow the business due to the uncertainty resulting from the COVID-19 pandemic or any future pandemic;

●	our ability to comply with complex and increasing regulations by governmental authorities;

●	our ability to maintain the quotation of our Class A Common Stock on the OTCQB Venture Market (“OTCQB”) operated by The OTC Markets Group, Inc. (“OTC Markets”) and the potential to uplist to the Nasdaq Capital Market;

●	our ability to continue as a going concern;

●	statements as to the impact of the political and security situation in Israel on our business, including due to the number of armed conflicts between Israel and Hamas (an Islamist militia and political group in the Gaza Strip), Hezbollah (an Islamist militia and political group in Lebanon) and Iran;

●	our public securities’ potential liquidity and trading; and

●	our expectations regarding the period during which we qualify as an emerging growth company under the JOBS Act.

Forward-looking statements are based on our management’s current expectations, estimates, forecasts, and projections about our business and the industry in which we operate and our management’s beliefs and assumptions, and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements herein may turn out to be inaccurate. Important factors that may cause actual results to differ materially from current expectations include, among other things, those listed under “Risk Factors,” “Use of Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere herein or by incorporation by reference. Potential investors are urged to consider these factors carefully in evaluating the forward-looking statements. You should read thoroughly this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

The forward-looking statements included in this prospectus speak only as of the date of this prospectus. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this prospectus. See “Where You Can Find More Information.”

On November 18, 2025, we effected the Reverse Split. Except where otherwise indicated, other than in the historical financial statements and related notes incorporated by reference into this prospectus, all share and per share data in this prospectus have been retroactively restated to reflect the Reverse Split.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. You should read this entire prospectus and should consider, among other things, the matters set forth under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto appearing elsewhere in this prospectus before making your investment decision. This prospectus contains forward-looking statements and information relating to Actelis Networks, Inc. See “Cautionary Note Regarding Forward-Looking Statements.”

Actelis Networks, Inc. (“Actelis,” “we,” “us,” “our,” “the Company,” “our company”) is a market leader in cyber-hardened, rapid-deployment networking solutions for wide-area internet of things (“IoT”) applications including federal, state, and local government, intelligent traffic systems (“ITS”), military, utility, rail, telecom, and campus applications. Our unique portfolio of hybrid fiber, environmentally hardened aggregation switches, high density Ethernet devices, advanced management software and cyber-protection capabilities, unlocks the hidden value of essential networks, delivering safer connectivity for rapid, cost-effective deployment.

Our networking solutions use a combination of newly deployed fiber infrastructure and existing copper and coaxial lines which our patented technology can upgrade to Fiber-grade to jointly create what we believe to be a highly cost-effective, secure, and quick-to-deploy network. Our patent protected hybrid fiber networking solutions deliver excellent communication over fiber to locations that may be easy to reach with new fiber. However, for locations that are difficult, or too costly to reach with fiber, we can upgrade existing copper lines to deliver cyber-hardened, high-speed connectivity without needing to replace the existing copper infrastructure with new fiber. We believe that such hybrid fiber copper networking solution has distinct advantages in most real-life installations, while providing significant budget savings and accelerating deployment of modern IoT networks. Based on our experience, most IoT projects have challenging, hard to reach with fiber locations which may explode such projects’ timeline and budgets. We believe that our solutions can provide connectivity over either fiber or copper with speeds of up to multi-Gigabit communication, while supporting Fiber-grade reliability and quality.

A primary focus of ours is to provide our customers with a cyber-secure network solution. We currently offer Triple-Shield protection of data delivered with coding, scrambling, and encryption of the network traffic. We also provide secure, encrypted access to our network management software, and are working to further enhance system-level and device-level software protection. We are also working to introduce additional capabilities for network-wide cyber protection software as an additional software and license-based services.

When high speed, long reach, reliable and secure connectivity is required, network operators usually resort to using wireline communication over physical communication lines such as fiber, coax, and copper, rather than wireless communication that is more limited in performance, reliability, reach, and security. However, new fiber wireline infrastructure is costly to deploy, involves lengthy civil works to install, and, based on our internal calculations, often accounts for more than 50% of total cost of ownership and time to deploy wide-area IoT projects.

Providing new fiber connectivity to hard-to-reach locations is especially costly and time-consuming, often requiring permits for boring, trenching, and right-of-way, sometimes done over many miles. Connecting such hard-to-reach locations may cause significant delays and budget overruns in IoT projects. Our solutions aim to solve these challenges by instantly enhancing performance of such existing copper and coax infrastructure to fiber-grade performance, through the use of advanced signal processing and unique, patented network architecture, without the need to run new fiber to hard-to-reach locations; thus, effectively accelerating deployment of many IoT projects, as we estimate, sometimes from many months to only days. The result for the network owner is a hybrid network that optimizes the use of both new Fiber (where available) as well as upgraded, fiber-grade copper and coax that is now modernized, digitized and cyber-hardened. This unique hybrid network approach is making IoT projects often significantly more affordable, fast to deploy, and predictable to plan and budget.

In addition, our solutions can also provide power over existing copper and coax lines to remotely power up network elements and components connected to them (like cameras, small cell and Wi-Fi base stations sensors etc.). Connecting power lines to millions of locations can be costly and very time consuming as well (similar to data connectivity, for the same reason — need for civil works). By offering the ability to combine power delivery over the same existing copper and coax lines that we use for high-speed data, we believe our solutions are solving yet another important challenge in connecting hard-to-reach locations. We believe that combining communication and power over the same existing lines is particularly important to help connect many fifth generation, or 5G, small cells and Wi-Fi base stations, as high cost of connectivity and power is often slowing their deployment.

Since our inception, our business was focused on serving telecommunication service providers, also known as Telcos, to provide connectivity for enterprises and residential customers. Our products and solutions have been deployed with hundreds of telecommunication service providers worldwide, in enterprise, residential, and mobile base station connectivity applications. In recent years, as we have further developed our technology and introduced additional products, we turned our focus on serving the wide-area IoT, federal, and U.S. Department of War markets, as well as multi-dwelling units, and introduced, in 2024, our cyber-aware networking solutions for IoT markets as well.

Recent Developments

Nasdaq Delisting

On February 4, 2026, the Company received a written notice (the “Notice”) from the Nasdaq Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Nasdaq staff (the “Staff”) had determined to delist the Company’s securities from The Nasdaq Capital Market. As disclosed in the Notice, the Staff determined that the Company’s Common Stock failed to maintain a minimum bid price of $1.00 per share for 30 consecutive business days, in violation of Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Rule”). While companies are typically afforded a 180-calendar-day compliance period to comply with the Nasdaq Listing Rule, the Staff concluded that the Company is not eligible for the compliance period pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(iv) due to the fact that the Company effected a reverse stock split within the prior one-year period, specifically a 1-for-10 reverse stock split on November 18, 2025, and therefore was subject to immediate delisting.

The Company requested an appeal hearing, which stayed the suspension and delisting action. At the appeal hearing, the Company presented to the Nasdaq Hearings Panel its plan to regain compliance with the Bid Price Rule.

On April 8, 2026, Nasdaq delivered a letter to the Company confirming to the Company that it had denied the Company’s request for continued listing and therefore that trading of the Company’s Common Stock, would be suspended at the open of trading on April 10, 2026. As a result, the Company’s Common Stock began trading on the OTCID basic market starting April 10, 2026.

On April 24, 2026, the Company announced that it had been approved for and commenced trading on the OTCQB Venture Market operated by OTC Markets Group, effective at the open of business on April 24, 2026. The Company’s Common Stock continues to trade under the symbol “ASNS.”

The OTCQB is a significantly more limited market than the Nasdaq Capital Market, and quotation on any OTC market will result in a less liquid market for existing and potential holders of Common Stock to trade their shares and could further depress the trading price of the Common Stock. We can provide no assurance that the Common Stock will continue to trade on this market, whether broker-dealers will provide and continue to provide public quotes of the Common Stock on this market, or whether the trading volume of the Common Stock will be sufficient to provide for an efficient trading market.

Due to the Company’s delisting from the Nasdaq Capital Market, it is currently ineligible to utilize its ATM facility pursuant to its ATM Agreement with H.C. Wainwright & Co., LLC. As of the date of this prospectus, we have sold 4,646,045 of our shares of common stock for total gross proceeds of approximately $4.7 million under the ATM Agreement.

We also intend to apply our Common Stock for up-listing back onto the Nasdaq Capital Market. We do not currently meet all of the requirements for initial listing and may not meet all of the requirements for uplisting in the future. We are working to meet all of the requirements for initial listing in order to be approved to list our Common Stock on the Nasdaq Capital Market in the future and expect that a reverse stock split will be necessary for us to meet the minimum bid price and/or minimum closing stock price requirements of Nasdaq. On April 13, 2026, we received shareholder approval at a special meeting of our shareholders to conduct a reverse split of our Common Stock at a ratio between 1-for-10 and 1-for-2025, for a period of one year from the date of the special meeting. We may not be able to meet the initial listing standards of the Nasdaq Capital Market even after a reverse stock split, we may meet such listing standards without having to affect a reverse stock split, and/or may have our application to Nasdaq rejected.

Issuer Purchases of Equity Securities

On November 17, 2022, the Company’s board of directors (the “Board”) authorized a stock repurchase program (the “Repurchase Program”) pursuant to which we may repurchase up to $1.0 million of outstanding shares of our Common Stock. The Board authorized us to purchase our Common Stock from time to time on a discretionary basis through open market or private transactions, through block trades, and pursuant to any trading plan that may be adopted in accordance with Rule 10b-18 of the Exchange Act, and other applicable legal requirements. On March 18, 2026, the Board authorized an expansion of the Repurchase Program, such that the maximum aggregate purchase price under the program will now be $1.5 million.

Repurchases under the Repurchase Program will be made at management’s discretion at prices management considers to be attractive and in the best interests of both the Company and its stockholders, subject to the availability of stock, general market conditions, the trading price of the stock, alternative uses for capital, and our financial performance. The Repurchase Program may be suspended, terminated, or modified at any time for any reason, including market conditions, the cost of repurchasing shares, the availability of alternative investment opportunities, liquidity, and other factors deemed appropriate. These factors may also affect the timing and amount of share repurchases. The Repurchase Program does not obligate us to purchase any particular number of shares. As of the date of this filing, the Company repurchased 2,674,709 shares of its Common Stock.

Term-sheet and Memorandum of Understanding with Exaware

As previously disclosed on its Current Report on Form 8-K filed on March 24, 2026, on March 24, 2026, the Company entered into a binding term sheet to acquire 100% of the issued and outstanding shares of Exaware Routing Ltd. (“Exaware”), an Israel-based provider of high-throughput routing, switching, and open networking platforms, in an all-stock transaction (the “Term Sheet”).

On June 16, 2026, the Company and Exaware entered into a Memorandum of Understanding (“MOU”), pursuant to which they mutually agreed to terminate the Term Sheet and replace it with a business and commercial collaboration between the companies. In accordance with the MOU, the Company and Exaware agreed that, notwithstanding the termination of the Term Sheet, the parties wish to pursue mutually beneficial commercial and operational collaboration opportunities and continue to develop the strategy of their business partnership while the Company works toward relisting on a national securities exchange.

The MOU sets forth the parties’ mutual understanding regarding a framework for cooperation and collaboration and their intention to revisit the potential transaction toward the end of 2026, subject to then-prevailing circumstances and mutual agreement.

Implications of Being a Smaller Reporting Company and Emerging Growth Company

We are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements and reduced disclosure obligations regarding executive compensation. We will remain a smaller reporting company until the last day of any fiscal year for so long as either (1) the market value of our Common Stock held by non-affiliates does not equal or exceed $250 million as of the prior June 30th, or (2) our annual revenues did not equal or exceed $100 million during such completed fiscal year and the market value of our Common Stock held by non-affiliates did not equal or exceed $700 million as of the prior June 30th. To the extent we take advantage of any reduced disclosure obligations, it may make the comparison of our financial statements with other public companies difficult or impossible.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company, we are exempt from certain requirements related to executive compensation, including the requirements to hold a nonbinding advisory vote on executive compensation and to provide information relating to the ratio of total compensation of our Chief Executive Officer to the median of the annual total compensation of all of our employees, each as required by the Investor Protection and Securities Reform Act of 2010, which is part of the Dodd-Frank Act.

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement under the Securities Act of 1933, as amended (the “Securities Act”) declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with those of another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

We may remain an “emerging growth company” until as late as December 31, 2027, the fiscal year-end following the fifth anniversary of the completion of our IPO, though we may cease to be an “emerging growth company” earlier under certain circumstances, including if (1) we have more than $1.07 billion in annual net revenues in any fiscal year, (2) we become a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates as of the end of the second quarter of that fiscal year, or (3) we issue more than $1.0 billion of non-convertible debt over a three-year period. References herein to “emerging growth company” are to its meaning under the Securities Act, as modified by the JOBS Act.

THE OFFERING

Shares of Common Stock currently outstanding	25,836,000 shares of Common Stock.

Securities offered by the selling stockholder	Up to (i) 6,000,000 shares of Common Stock that we may elect, in our sole discretion, to issue and sell to White Lion, from time to time from and after the commencement date under the ELOC Purchase Agreement, and subject to applicable stock exchange rules, (ii) 3,000,000 shares of Common Stock issuable to White Lion as Amendment Commitment Shares, (iii) 3,850,000 shares of Common Stock issuable to White Lion upon exercise of Amendment Commitment Pre-Funded Warrants, and (iv) 3,000,000 shares of Common Stock issuable to White Lion upon exercise of Amendment Commitment Common Warrants.

Selling Stockholder	All of the shares of our Common Stock are being offered by the selling stockholder. See “Selling Stockholder” on page 11 of this prospectus for more information on the selling stockholder.

Plan of Distribution	The selling stockholder will determine when and how it will sell the Common Stock covered by this prospectus. See the “Plan of Distribution” section of this prospectus.

Use of Proceeds	We are not selling any securities under this prospectus, and will not receive any proceeds from the sale of Common Stock by the selling stockholder pursuant to this prospectus. We may receive up to $30.0 million in aggregate gross proceeds from White Lion under the ELOC Purchase Agreement in connection with sales of the shares of our Common Stock pursuant to the ELOC Purchase Agreement after the date of this prospectus. However, the actual proceeds from White Lion may be less than this amount depending on the number of shares of our Common Stock sold and the price at which the shares of our Common Stock are sold.

Risk Factors	See “Risk Factors” and other information appearing elsewhere in this prospectus for a discussion of factors you should carefully consider before deciding whether to invest in our securities.

Listings	Our Common Stock is listed on the OTCQB Venture Market under the symbol “ASNS.”

This prospectus gives effect to a 10-for-1 reverse share split of our issued and outstanding shares of Common Stock (the “Reverse Split”), which was effected on November 18, 2025. Except where otherwise indicated, other than in the historical financial statements and related notes incorporated by reference into this prospectus, all share and per share data in this prospectus have been retroactively restated to reflect the Reverse Split.

Corporate Information

We were incorporated in Delaware in 1998. We completed our initial public offering on May 17, 2022, and our Common Stock is currently listed on the OTCQB Venture Market under the symbol “ASNS.” Our principal executive offices are located at 710 Lakeway Drive, Suite 200 Sunnyvale, CA 94085, and our telephone number is (510)-545-1040. The information contained on our website and available through our website is not incorporated by reference into and should not be considered a part of this prospectus, and the reference to our website in this prospectus is an inactive textual reference only.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the risk factors set forth in our most recent Annual Report on Form 10-K on file with the SEC, which is incorporated by reference into this prospectus, as well as the following risk factors, which supplement or augment the risk factors set forth in our Annual Report on Form 10-K. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus. The risks and uncertainties not presently known to us or that we currently deem immaterial may also materially harm our business, operating results and financial condition and could result in a complete loss of your investment.

It is not possible to predict the actual number of Common Stock we will sell under the ELOC Purchase Agreement to the selling stockholder, or the actual gross proceeds resulting from those sales.

Subject to certain limitations in the ELOC Purchase Agreement and compliance with applicable law, we have the discretion to deliver notices to the selling stockholder at any time throughout the term of the ELOC Purchase Agreement. It is anticipated that shares offered to the selling stockholder in this offering will be sold over a period until 36 months from the Commencement Date (as defined below), at the latest. The number of shares ultimately offered for sale to the Selling Stockholder under this prospectus is dependent upon the number of shares we elect to sell to selling stockholder under the ELOC Purchase Agreement. The actual number of Common Stock that are sold to the selling stockholder may depend based on a number of factors, including the market price of our Common Stock during the sales period. Actual gross proceeds may be less than $30.0 million, which may impact our future liquidity. Because the price per share of each share sold to the selling stockholder will fluctuate during the sales period, it is not currently possible to predict the number of shares that will be sold or the actual gross proceeds to be raised in connection with those sales, if any.

Furthermore, if we elect to issue and sell to White Lion more than the 6,000,000 shares of Common Stock that are registered for resale by White Lion hereunder pursuant to the ELOC Purchase Agreement, we must first file with the SEC one or more additional registration statements to register under the Securities Act for resale by White Lion such additional Common Stock we wish to sell from time to time under the ELOC Purchase Agreement, which the SEC must declare effective, in each case before we may elect to sell any additional Common Stock to White Lion under the ELOC Purchase Agreement.

The issuance of Common Stock to the Selling Stockholder pursuant to the ELOC Purchase Agreement may cause substantial dilution to our existing shareholders, and the sale of such shares acquired by the Selling Stockholder could cause the price of our Common Stock to decline.

We are registering for resale by the selling stockholder up to 15,850,000 shares of Common Stock. The selling stockholder may ultimately purchase all, some, or none of the Common Stock issuable pursuant to the ELOC Purchase Agreement that is the subject of this prospectus. After the selling stockholder has acquired shares under the ELOC Purchase Agreement, it may sell all, some, or none of those shares. Sales to the selling stockholder by us pursuant to the ELOC Purchase Agreement under this prospectus may result in substantial dilution to the interests of other holders of our Common Stock.

The sale of a substantial number of shares to the selling stockholder in this offering, or anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise desire. The number of Common Stock ultimately offered for resale by the selling stockholder under this prospectus is dependent upon the number of Common Stock issued to the selling stockholder pursuant to the ELOC Purchase Agreement. Depending on a variety of factors, including market liquidity of our Common Stock, the issuance of shares to the selling stockholder may cause the trading price of our Common Stock to decline.

We have broad discretion in the use of the net proceeds we receive from the sale of shares to the Selling Stockholder and may not use them effectively.

Our management will have broad discretion in the application of the proceeds we receive from the selling stockholder pursuant to sales of Common Stock under the ELOC Purchase Agreement, if any, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether our management is using the proceeds appropriately. Because of the number and variability of factors that will determine our use of our proceeds from the selling stockholder, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business and cause the price of our Common Stock to decline. Pending their use, we may invest the proceeds from the selling stockholder in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our shareholders.

Our Common Stock is quoted on the OTCQB, which may limit the liquidity and price of our Common Stock more than if our Common Stock were listed on The NASDAQ Stock Market or another national exchange.

On February 4, 2026, the Company received Notice from the Listing Qualifications Department of Nasdaq indicating that the Staff had determined to delist the Company’s securities from The Nasdaq Capital Market. As disclosed in the Notice, the Staff determined that the Company’s Common Stock failed to maintain a minimum bid price of $1.00 per share for 30 consecutive business days, in violation of Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Rule”). While companies are typically afforded a 180-calendar-day compliance period to comply with the Nasdaq Listing Rule, the Staff concluded that the Company is not eligible for the compliance period pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(iv) due to the fact that the Company effected a reverse stock split within the prior one-year period, specifically a 1-for-10 reverse stock split on November 18, 2025, and therefore was subject to immediate delisting.

The Company requested an appeal hearing, which stayed the suspension and delisting action. At the appeal hearing, the Company presented to the Nasdaq Hearings Panel its plan to regain compliance with the Bid Price Rule.

On April 8, 2026, Nasdaq delivered a letter to the Company confirming to the Company that it had denied the Company’s request for continued listing and therefore that trading of the Company’s Common Stock, would be suspended at the open of trading on April 10, 2026.

On April 24, 2026, the Company announced that it had commenced trading on the OTCQB Venture Market operated by OTC Markets Group, effective at the open of business on April 24, 2026. The Company’s Common Stock continues to trade under the symbol “ASNS.”

The OTCQB is a significantly more limited market than the Nasdaq Capital Market, and quotation on any OTC market will result in a less liquid market for existing and potential holders of Common Stock to trade their shares and could further depress the trading price of the Common Stock. We can provide no assurance that the Common Stock will continue to trade on this market, whether broker-dealers will provide and continue to provide public quotes of the Common Stock on this market, or whether the trading volume of the Common Stock will be sufficient to provide for an efficient trading market. Delisting from Nasdaq could also have other negative results, including the potential loss of institutional investor interest and fewer business development opportunities, as well as a limited amount of news and analyst coverage of us. Delisting could also result in a determination that our shares of Common Stock are a “penny stock,” which would require brokers trading in our shares of Common Stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary market for our shares of Common Stock.

We also intend to apply to list our Common Stock for up-listing back onto the Nasdaq Capital Market. We do not currently meet all of the requirements for initial listing, and may not meet all of the requirements for uplisting in the future. We hope to list our Common Stock on the Nasdaq Capital Market in the future and expect that a reverse stock split will be necessary for us to meet the minimum bid price and/or minimum closing stock price requirements of Nasdaq. We may not be able to meet the initial listing standards of the Nasdaq Capital Market, even after a reverse stock split, may meet such listing standards without having to affect a reverse stock split, and/or may have our application to Nasdaq rejected.

USE OF PROCEEDS

We will not receive any proceeds from the sale of Common Stock by the selling stockholder pursuant to this prospectus. We may receive up to $30.0 million in aggregate gross proceeds from White Lion under the ELOC Purchase Agreement in connection with sales of the shares of our Common Stock pursuant to the ELOC Purchase Agreement after the date of this prospectus. However, the actual proceeds from White Lion may be less than this amount depending on the number of shares of our Common Stock sold and the price at which the shares of our Common Stock are sold.

The selling stockholder will pay any underwriting fees, discounts, selling commissions, stock transfer taxes, and certain legal expenses incurred by it in disposing of its shares of Common Stock, and we will bear all other costs, fees, and expenses incurred in effecting the registration of such securities covered by this prospectus, including, without limitation, all registration and filing fees, Nasdaq listing fees, and fees and expenses of our counsel and our independent registered public accountants.

THE WHITE LION TRANSACTION

Equity Line of Credit Agreement

On September 27, 2025, we entered into the ELOC Purchase Agreement, with an effective date of October 1, 2025 (the “Commencement Date”), and the registration rights agreement (the “White Lion RRA”) with White Lion. Pursuant to the ELOC Purchase Agreement, the Company has the right, but not the obligation to require White Lion to purchase, from time to time, up to $30,000,000 (the “Commitment Amount”) in aggregate gross purchase price of newly issued shares of the Company’s Common Stock for the 36-month period beginning on the Commencement Date, subject to certain limitations and conditions set forth in the ELOC Purchase Agreement.

The Company is obligated under the ELOC Purchase Agreement and the White Lion RRA to file a registration statement (the “Resale Registration Statement”) with the SEC to register the Common Stock under the Securities Act, for the resale by White Lion of shares of Common Stock that the Company may issue to White Lion under the ELOC Purchase Agreement and to register the Commitment Shares within five (5) business days of the date of the ELOC Purchase Agreement.

The maximum number of shares issuable under the ELOC Purchase Agreement was equal to 19.99% of the Company’s outstanding Common Stock as of the Commencement Date (the “Exchange Cap”) until shareholder approval of issuances above the Exchange Cap was obtained. Shareholder approval of issuances above the Exchange Cap was obtained on April 13, 2026.

As consideration for White Lion’s irrevocable commitment to purchase the Company’s Common Stock up to the Commitment Amount, the Company agreed to issue Commitment Shares equal to the Commitment Amount of $750,000 divided by the lowest traded price of the Company’s Common Stock during the 30 business days prior to the issuance of the Commitment Shares.

If at any point during the term of the ELOC Purchase Agreement the Company failed to be listed on the Nasdaq Capital Market, the Commitment Fee Amount will increase to $1,000,000 if remedied within six months or less, to $1,250,000 if remedied after six months but before twelve months, and $1,500,000 if not remedied within twelve months (the “Delisting Penalty Provision”). The Delisting Penalty Provision shall automatically be waived on the date that is six (6) months after the later of (A) the date on which White Lion Shareholder Approval is obtained and (B) the date on which the Resale Registration Statement has been declared effective by the SEC.

Subject to the satisfaction of certain customary conditions including, without limitation, the effectiveness of a registration statement registering the shares issuable pursuant to the ELOC Purchase Agreement, the Company’s right to sell shares to White Lion will commence on the Commencement Date and extend until 36 months through the Commitment Period, unless the Company has exercised its right in full to sell shares to White Lion under the ELOC Purchase Agreement prior to such date. During such term, subject to the terms and conditions of the ELOC Purchase Agreement, the Company shall notify White Lion through a purchase notice (“Purchase Notice”) when the Company exercises its right to sell shares (the effective date of such notice, a “Notice Date”). The Purchase Notice may be a Regular Purchase Notice or a Rapid Purchase Notice, each as described below.

The number of shares sold pursuant to any such notice may not exceed 40% of the Average Daily Trading Volume (as such term is defined in the ELOC Purchase Agreement) for the Common Stock traded on Nasdaq immediately preceding receipt of the applicable Purchase Notice, and can be increased at any time at the sole discretion of White Lion.

The ELOC Purchase Agreement prohibits the Company from directing White Lion to purchase any shares if those shares, when aggregated with all other shares then beneficially owned by White Lion (as calculated pursuant to Section 13(d) of the Exchange Act would result in White Lion beneficially owning more than 4.99% of the outstanding Common Stock. The beneficial ownership limitation may be increased or decreased by White Lion to any other percentage not in excess of 9.99% upon notice to the Company.

Under a Regular Purchase Notice, the purchase price to be paid by White Lion for any such shares will equal 97.5% multiplied by the lower of the (i) lowest daily VWAP (as such term is defined in the ELOC Purchase Agreement) of the Common Stock during the Regular Purchase Valuation Period (as such term is defined in the ELOC Purchase Agreement) or (ii) the closing price of the Common Stock one business day prior to the delivery of the Regular Purchase Notice.

Under a Rapid Purchase Notice, the purchase price to be paid by White Lion for any such shares will equal (i) the lowest traded price of the Common Stock on the Rapid Purchase Notice Date (as such term is defined in the ELOC Purchase Agreement) with respect to Rapid Purchase Price Option 1; or (ii) 99% multiplied by the lowest traded price of the Common Stock two hours following written confirmation of the acceptance of the Rapid Purchase Notice by White Lion with respect to Rapid Purchase Price Option 2.

In the event the Company was delisted from the Nasdaq Capital Market, White Lion would only be obligated to make any Purchase Notices at a value equal to $0.0001 per share of Common Stock (the “Delisting Purchase Notice Mechanism”). On April 10, 2026, the Company was delisted from the Nasdaq Capital Market triggering the Delisting Purchase Notice Mechanism.

Amendment to Equity Line of Credit

On July 1, 2026, the Company and White Lion entered into the Amendment to the ELOC Purchase Agreement pursuant to which the Company agreed to issue to White Lion an aggregate of 9,850,000 shares of Common Stock underlying the Amendment Commitment Securities in exchange for White Lion’s right to receive shares of common stock under the Commitment Shares provisions and the Delisting Penalty Provision due to the Company’s delisting from the Nasdaq Capital Market in April 2026. The Amendment Commitment Securities is comprised of (i) 3,000,000 Amendment Commitment Shares, (ii) 3,850,000 Amendment Commitment Pre-Funded Warrants, and (iii) 3,000,000 Amendment Commitment Common Warrants.

The Amendment Commitment Pre-Funded Warrants will have an initial exercise date at the earlier of (i) the effective date of a reverse stock split of the Company’s Common Stock, and (ii) the effective date of an increase in the Company’s authorized share count sufficient for the issuance of the shares underlying the Amendment Commitment Pre-Funded Warrants (the “Pre-Funded Warrant Initial Exercise Date”). The exercise price of the Amendment Commitment Pre-Funded Warrants is $0.0001 per share, and the warrants shall be exercisable from the Pre-Funded Warrant Initial Exercise Date until exercised in full.

The Amendment Commitment Common Warrants will have an initial exercise date on the date on which the Company successfully lists its Common Stock on an “Eligible Market”, as such term is defined in the Amendment Commitment Common Warrants (the “Common Warrant Initial Exercise Date”). The exercise price of the Amendment Commitment Common Warrants is $0.20 per share, and the warrants shall be exercisable until the eighteen month anniversary of the Common Warrant Initial Exercise Date.

In addition, pursuant to the ELOC Purchase Agreement Amendment, the Company and White Lion agreed to remove the Delisting Purchase Notice Mechanism and replace it with amended purchase notice mechanisms which will allow the Company to more effectively utilize Purchase Notices under the ELOC Purchase Agreement while the Company remains delisted from the Nasdaq Capital Market.

Under an amended Rapid Purchase Notice Option 1, the purchase price to be paid by White Lion shall mean (a) ninety-seven percent (97.0%) multiplied by the lowest traded price of the Common Stock on Rapid Purchase Notice Date, minus (b) $0.005 (provided that, notwithstanding anything in the ELOC Purchase Agreement to the contrary, if the Company, at any time, combines (by any reverse stock split, stock dividend, stock combination, recapitalization, or other similar transaction) one or more classes of its outstanding Common Stock into a smaller number of shares, the $0.005 amount shall not be proportionately increased or otherwise adjusted).

Under an amended Rapid Purchase Notice Option 2, the purchase price to be paid by White Lion shall mean (a) ninety-seven percent (97.0%) multiplied by the lowest traded price of the Common Stock two hours following the written confirmation of the acceptance of the Rapid Purchase Notice by Investor, minus (b) $0.005 (provided that, notwithstanding anything in the ELOC Purchase Agreement to the contrary, if the Company, at any time, combines (by any reverse stock split, stock dividend, stock combination, recapitalization, or other similar transaction) one or more classes of its outstanding Common Stock into a smaller number of shares, the $0.005 amount shall not be proportionately increased or otherwise adjusted).

Under an amended Regular Purchase Notice Option, the purchase price to be paid by White Lion shall mean shall mean (a) (i) ninety-seven percent (97.0%) multiplied by the lower of (i) the lowest daily VWAP of the Common Stock during the Regular Purchase Valuation Period or (ii) the closing price of Common Stock one Business Day prior to the delivery of the applicable Regular Purchase Notice, minus (b) $0.005 (provided that, notwithstanding anything in the Agreement to the contrary, if the Company, at any time, combines (by any reverse stock split, stock dividend, stock combination, recapitalization, or other similar transaction) one or more classes of its outstanding Common Stock into a smaller number of shares, the $0.005 amount shall not be proportionately increased or otherwise adjusted).

The Company has agreed to not delivery any Purchase Notices to White Lion until the later of (x) thirty (30) days from the date of the Amendment or (y) the effectiveness of this registration statement, without prior written consent from White Lion.

Finally, pursuant to the ELOC Purchase Agreement Amendment, the Company agreed to file a Post-Effective Amendment No. 1 to the Existing Registration Statement to deregister the 10,000,000 Unsold Shares and file this new Registration Statement to register the Revised ELOC Shares and the Amendment Commitment Securities.

SELLING STOCKHOLDER

The shares of Common Stock being offered by the selling stockholder are those shares of Common Stock issued or issuable in connection with the transactions contemplated under the ELOC Purchase Agreement Amendment. For additional information regarding the issuance of those shares of Common Stock and warrants, see “The White Lion Transaction” above. We are registering the shares of Common Stock in order to permit the selling stockholder to offer the shares of Common Stock for resale from time to time. The selling stockholder has not had any material relationship with us within the past three (3) years other than in connection with entry into the ELOC Purchase Agreement and the PIPE Purchase Agreement in September 2025 as described above.

White Lion is deemed to be an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act with respect to the shares of Common Stock issued or issuable in connection with the transactions contemplated under the ELOC Purchase Agreement. Any underwriters, broker-dealers, or agents that participate in the sale of the shares of Common Stock or interests therein may be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act.

The table below lists the selling stockholder and other information regarding the beneficial ownership of the shares of Common Stock by the selling stockholder. The second column lists the number the shares of Common Stock beneficially owned by the selling stockholder, based on its ownership of the shares of Common Stock, including shares underlying the Amendment Commitment Pre-Funded Warrants and the Amendment Commitment Warrants, as of July 1, 2026, assuming exercise of the Amendment Commitment Pre-Funded Warrants and the Amendment Commitment Warrants held by the selling stockholder on that date, without regard to any limitations on conversions or exercises. The third column lists the maximum number of the shares of Common Stock being offered in this prospectus by the selling stockholder. The fourth and fifth columns list the amount of the shares of Common Stock owned after the offering, by number of the shares of Common Stock and percentage of outstanding the shares of Common Stock (assuming for the purpose of such percentage, 25,836,000 shares outstanding as of July 1, 2026) assuming in both cases the sale of all of the shares of Common Stock offered by the selling stockholder pursuant to this prospectus, and without regard to any limitations on conversions or exercises.

Under the terms of the Amendment Commitment Pre-Funded Warrants and the Amendment Commitment Warrants, the selling stockholder may not exercise the warrants to the extent such exercise would cause the selling stockholder, together with its affiliates, to beneficially own a number of shares of Common Stock which would exceed 4.99%, of our then outstanding shares of Common Stock following such exercise, excluding for purposes of such determination shares of Common Stock not yet issuable upon exercise of the warrants which have not been exercised. The number of shares does not reflect this limitation. The selling stockholder may sell all, some, or none of their shares of Common Stock in this offering. See “Plan of Distribution.”

	Number of Shares of Common Stock Owned Prior to	Maximum Number of Shares of Common Stock to be Sold Pursuant to this	Shares Beneficially Owned After Offering
Name of selling stockholder	Offering(2)	Prospectus(3)	Number	Percentage
White Lion Capital, LLC (1)	9,850,000	15,850,000	-	-

(1)	The business address of White Lion Capital, LLC (“WLC”), is 17631 Ventura Blvd., Suite 1008, Encino, CA 91316. WLC’s principal business is that of a private investor. Yash Thukral, Sam Yaffa, and Nathan Yee are the managing principals of WLC. Therefore, each of Thukral, Yaffa, and Yee may be deemed to have sole voting control and investment discretion over securities beneficially owned directly by WLC and, indirectly, by WLC. The foregoing should not be construed in and of itself as an admission by Thukral, Yaffa, and Yee as to beneficial ownership of the securities beneficially owned directly by WLC and, indirectly, by WLC. Thukral, Yaffa, and Yee each disclaim beneficial ownership of these securities, except to the extent of each of their respective pecuniary interests therein.

(2)	Consists of (i) 3,000,000 Amendment Commitment Shares, (ii) 3,850,000 shares of Common Stock issuable upon the exercise of the Amendment Commitment Pre-Funded Warrants, and (iii) 3,000,000 shares of Common Stock issuable upon the exercise of the Amendment Commitment Warrants. In accordance with Rule 13d-3(d) under the Exchange Act, we have excluded from the number of shares beneficially owned prior to the offering all of the shares that White Lion may be required to purchase under the ELOC Purchase Agreement, including the (i) 9,850,000 Amendment Commitment Securities that we may be obligated to issue to White Lion under certain circumstances pursuant to the ELOC Purchase Agreement, for which we would receive no cash proceeds and (ii) 6,000,000 shares of Common Stock that we may issue and sell to White Lion for cash consideration in purchases under the ELOC Purchase Agreement from time to time, at our sole discretion, during the 36-month period commencing on the Commencement Date, because the issuance of such shares is solely at our discretion and is subject to conditions contained in the ELOC Purchase Agreement, the satisfaction of which are entirely outside of White Lion’s control, including the registration statement that includes this prospectus becoming and remaining effective. Furthermore, the purchase of Common Stock is subject to certain agreed upon maximum amount limitations set forth in the ELOC Purchase Agreement. Also, the ELOC Purchase Agreement prohibits us from issuing and selling any shares of our Common Stock to White Lion to the extent such shares, when aggregated with all other shares of our Common Stock then beneficially owned by White Lion, would cause White Lion’s beneficial ownership of our Common Stock to exceed 4.99% (the “Beneficial Ownership Cap”).

(3)	Consists of (i) 3,000,000 Amendment Commitment Shares, (ii) 3,850,000 shares of Common Stock issuable upon the exercise of the Amendment Commitment Pre-Funded Warrants, (iii) 3,000,000 shares of Common Stock issuable upon the exercise of the Amendment Commitment Warrants, and (iv) 6,000,000 shares of Common Stock that we may issue and sell to White Lion for cash consideration in purchases under the ELOC Purchase Agreement from time to time, at our sole discretion, during the 36-month period commencing on the Commencement Date.

DESCRIPTION OF OFFERED SECURITIES

The following description is intended as a summary of our Charter and our Bylaws, each of which will become effective prior to the effectiveness of the registration statement of which this prospectus forms a part, and which will be filed as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of the DGCL. Because the following is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our Charter and Bylaws.

The selling stockholder may, from time to time, sell, transfer, or otherwise dispose of any or all of their shares of Common Stock or interests in shares of Common Stock on any stock exchange, market, or trading facility on which the shares are traded or in private transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. This prospectus provides you with a general description of the Common Stock the selling stockholder may offer.

Authorized Capital Stock

Our certificate of incorporation (“Certificate of Incorporation” or “Charter”) authorizes us to issue up to 42,803,774 shares consisting of 30,000,000 shares of Common Stock with a par value of $0.0001 per share, 2,803,774 shares of non-voting Common Stock with a par value of $0.0001 per share and 10,000,000 shares of preferred stock with a par value of $0.0001 per share. As of July 1, 2026, there were 49 holders of record of our Common Stock.

Common Stock

The shares, of our Common Stock have the following rights, preferences and privileges:

Voting Rights

Each holder of Common Stock is entitled to one vote for each share of Common Stock held on all matters submitted to a vote of stockholders. Any action at a meeting at which a quorum is present will be decided by a majority of the voting power present in person or represented by proxy, except in the case of any election of directors, which will be decided by a plurality of votes cast. There is no cumulative voting.

Dividend Rights

Holders of our Common Stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available for payment, subject to the rights of holders, if any, of any class of stock having preference over the Common Stock. Any decision to pay dividends on our Common Stock will be at the discretion of our board of directors. Our board of directors may or may not determine to declare dividends in the future. See “Dividend Policy.” The board’s determination to issue dividends will depend upon our profitability and financial condition any contractual restrictions, restrictions imposed by applicable law and the SEC, and other factors that our board of directors deems relevant.

Liquidation Rights

In the event of a voluntary or involuntary liquidation, dissolution, or winding up of the Company, the holders of our Common Stock will be entitled to share ratably on the basis of the number of shares held in any of the assets available for distribution after we have paid in full, or provided for payment of, all of our debts and after the holders of all outstanding series of any class of stock have preference over the Common Stock, if any, have received their liquidation preferences in full.

Other Rights and Preferences

Holders of our Common Stock have no pre-emptive, conversion, subscription, or other rights, and there are no redemption or sinking fund provisions applicable to our Common Stock. The rights, preferences, and privileges of the holders of our Common Stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate in the future. Shares of our Common Stock are not convertible into shares of any other class of capital stock, nor are they subject to any redemption or sinking fund provisions.

Fully paid and nonassessable

All of our outstanding shares of Common Stock are, and the shares of Common Stock to be issued in this offering will be, fully paid and nonassessable.

Preferred stock

We are authorized to issue up to 10,000,000 shares of preferred stock. Our Charter authorizes the board to issue these shares in one or more series, to determine the designations and the powers, preferences and relative, participating, optional or other special rights and the qualifications, limitations and restrictions thereof, including the dividend rights, conversion or exchange rights, voting rights (including the number of votes per share), redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series. Our board of directors could, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of Common Stock and which could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. No shares of preferred stock are currently outstanding.

Charter and Bylaws Provisions

Charter and Bylaws Provisions

Our Charter and our Bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our management team, including the following:

●	Board of Directors vacancies. Our Charter provides that vacancies on the board of directors may be filled only by the affirmative vote of a majority of the directors then in office, irrespective of whether there is a quorum, or by a sole remaining director. Additionally, the number of directors to serve on our board of directors is fixed solely and exclusively by resolution duly adopted by our board of directors. This would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors but promotes continuity of management.

●	Classified Board of Directors. In accordance with our Charter, as it will be in effect following the effectiveness of the registration statement of which this prospectus forms a part, our board of directors will be divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes. We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

●	Special Meetings of Stockholders. Our Bylaws provide that special meetings of our stockholders may be called by the board of directors acting pursuant to a resolution approved by the affirmative vote of a majority of the directors then in office, and special meetings of stockholders may not be called by any other person or persons.

●	No Cumulative Voting. The Delaware General Corporation Law (the “DGCL”) provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless the corporation’s certificate of incorporation provides otherwise. Our Charter does not provide for cumulative voting.

●	Amendment of Charter and Bylaw Provisions. Any amendment of our Charter requires the affirmative vote of the majority of the outstanding shares of capital stock entitled to vote on such amendment, and the affirmative vote of the majority of the outstanding shares of each class entitled to vote thereon as a class, except that the provision in the Charter regarding the staggered board may not be repealed or amended without the vote of the holders of not less than 80% of the Company’s voting stock, voting as a single class. Amendments to our Bylaws may be executed pursuant to a resolution by the Board of Directors pursuant to an affirmative vote of a majority of the directors then in office, or by the affirmative vote of at least 75% of the outstanding shares of capital stock entitled to vote.

●	Delaware Business Combination Statute. The Company is subject to the “business combination” provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three (3) years following the date such person becomes an interested stockholder, unless the business combination or the transaction in which such person becomes an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person that, together with affiliates and associates, owns, or within three (3) years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, and the anti-takeover effect includes discouraging attempts that might result in a premium over the market price for the shares of our Common Stock.

●	Exclusive Forum. Unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, stockholder or other employees to us or our stockholders, (iii) any action asserting a claim against the Company or any current or former director, officer, stockholder, employee or agent of the Company arising pursuant to any provision of the DGCL, our Charter, or our Bylaws, (iv) any action to interpret, apply, enforce, or determine the validity of the Company’s Charter or Bylaws, (v) any action asserting a claim against us governed by the internal affairs doctrine, or (vi) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL. The federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint, claim or proceeding asserting a cause of action arising under the Exchange Act or the Securities Act. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provision in our Charter. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees.

Anti-Takeover Provisions

The provisions of the DGCL, our Charter, and our Bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of our company. These provisions, which are summarized below, may have the effect of discouraging takeover bids. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Our Charter established a classified board of directors, divided in three classes with staggered three-year terms. Under the classified board of directors structure, only one class of directors would be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder for their respective three-year terms. Under the classified board of directors structure: (i) directors in Class I, consisting of Gideon Marks, are to stand for election at the Annual Meeting to be held in 2026; (ii) directors in Class II, consisting of Joseph Moscovitz, are to stand for election at the annual meeting of stockholders to be held in 2027; and (iii) directors in Class III, consisting of Israel Niv and Tuvia Barlev, are to stand for election at the annual meeting of stockholders to be held in 2028.

Limitations on Liability, Indemnification of officers and directors and insurance

Our Charter and Bylaws contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by the DGCL. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except for:

●	any breach of the director’s duty of loyalty to us or our stockholders;

●	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

●	unlawful payments of dividends or unlawful stock repurchases, or redemptions as provided in Section 174 of the DGCL; or

●	any transaction from which the director derived an improper personal benefit.

Listing

Our Common Stock is listed on the Nasdaq Capital Market under the symbol “ASNS.”

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock will be VStock Transfer, LLC. The transfer agent and registrar’s address is 18 Lafayette Place, Woodmere, NY 11598.

Exclusive Forum

Our Charter provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any stockholder for (a) any derivative action or proceeding brought on our behalf, (b) any action asserting a claim of breach of a fiduciary duty owed by, or other wrongdoing by, any current or former director, officer, stockholder, employee, or agent of the Company to the Company or the Company’s stockholders, (c) any action asserting a claim against the Company or any current or former director, officer, stockholder, employee or agent of the Company arising pursuant to any provision of the DGCL or the Company’s Certificate of Incorporation or Bylaws, (d) any action to interpret, apply, enforce or determine the validity of the Company’s Certificate of Incorporation or Bylaws, or (e) any action asserting a claim governed by the internal affairs doctrine, or (f) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL. The federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint, claim, or proceeding asserting a cause of action arising under the Exchange Act or the Securities Act. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provision in our Charter.

The choice-of-forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company or its directors, officers, or other employees, and may result in increased costs to a stockholder who has to bring a claim in a forum that is not convenient to the stockholder, which may discourage such lawsuits. Although under Section 115 of the DGCL, exclusive forum provisions may be included in a company’s certificate of incorporation, the enforceability of similar forum provisions in other companies’ certificates or incorporation or bylaws has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. If a court were to find the exclusive forum provision of our Charter inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

Anti-Takeover Provisions of the DGCL and Charter Provisions

Certain provisions of the DGCL and certain provisions included in our Charter and Bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter, or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

Removal of Directors

Our Bylaws provide that stockholders may only remove a director with or without cause by a vote of no less than a majority of the shares present in person or by proxy at the meeting and entitled to vote, voting together as a single class.

Amendments to Certificate of Incorporation

Certain sections of our Certificate of Incorporation require the affirmative vote of the holders of a majority of the voting power of the then outstanding shares of capital stock of the Company entitled to vote, voting together as a single class, except that the provision in the Charter regarding the staggered board may not be repealed or amended without the vote of the holders of not less than 80% of the Company’s voting stock, voting as a single class.

Staggered Board

The board of directors is divided into three classes, with regular three-year staggered terms. This classification system increases the difficulty of replacing a majority of the directors and may tend to discourage a third-party from making a tender offer or otherwise attempting to gain control of the Company. In addition, under Delaware law, the Certificate of Incorporation, and the Bylaws, the Company’s directors may be removed from office by the stockholders only for cause and only in the manner provided for in the Certificate. These factors may maintain the incumbency of the board of directors.

Amendments to Bylaws

Our Charter limits the abilities of the directors and stockholders to amend our Bylaws in certain circumstances. In particular, the Bylaws may be amended only by the vote of a majority of all of the directors then in office, or by the affirmative vote of the stockholders holding at least 75% of the outstanding shares of capital stock entitled to vote in accordance with the provisions of the Charter, Bylaws, and the DGCL.

No Cumulative Voting

Our Charter does not provide for cumulative voting.

Special Meetings of Stockholders

Our Bylaws provide that, except as otherwise required by law, special meetings of the stockholders may be called only by an officer at the request of a majority of our board of directors, by our Chief Executive Officer or President, or by the holders of not less than 25% of the holders of stock entitled to vote at the meeting.

PLAN OF DISTRIBUTION

The selling stockholder and any of its pledgees, assignees, and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on the Nasdaq Capital Market or any other stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholder may use any one or more of the following methods when selling securities:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	settlement of short sales;

●	in transactions through broker-dealers that agree with the selling stockholder to sell a specified number of such securities at a stipulated price per security;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	a combination of any such methods of sale; or

●	any other method permitted pursuant to applicable law.

The selling stockholder may also sell securities under Rule 144 or any other exemption from registration under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholder may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from each selling stockholder (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2121, and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.

In connection with the sale of the securities or interests therein, the selling stockholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The selling stockholder may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The selling stockholder may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

White Lion is deemed to be an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act. White Lion has informed us that it intends to use one or more unaffiliated registered broker-dealers to effectuate all sales, if any, of our Common Stock that it may in the future acquire from us pursuant to the ELOC Purchase Agreement. Such sales will be made at prices and at terms then prevailing or at prices related to the then current market price. Each such registered broker-dealer will be an underwriter within the meaning of Section 2(a)(11) of the Securities Act. White Lion has informed us that each such broker-dealer will receive commissions from White Lion that will not exceed customary brokerage commissions.

The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the common stock by the selling stockholder or any other person. We will make copies of this prospectus available to the selling stockholder and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

LEGAL MATTERS

The validity of the shares of the Common Stock offered by this prospectus will be passed upon for us by Greenberg Traurig, LLP, New York, NY.

EXPERTS

The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2025 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 1b to the financial statements) of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the SEC under the Securities Act with respect to the securities offered in this prospectus. This prospectus, which is filed as part of a registration statement, does not contain all of the information set forth in the registration statement, some portions of which have been omitted in accordance with the SEC’s rules and regulations. Statements made in this prospectus as to the contents of any contract, agreement or other document referred to in this prospectus are not necessarily complete and are qualified in their entirety by reference to each such contract, agreement or other document that is filed as an exhibit to the registration statement.

You can read our SEC filings, including the registration statement, over the internet at the SEC’s website. Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. The SEC’s website contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of that site is http://www.sec.gov.

We also maintain a website at www.Actelis.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC.

However, the information contained in or accessible through our website is not part of this prospectus or the registration statement of which this prospectus forms a part, and investors should not rely on such information in making a decision to purchase our Common Stock in this offering.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information that we incorporate by reference is considered to be part of this prospectus. Because we are incorporating by reference our future filings with the SEC, this prospectus is continually updated and those future filings may modify or supersede some or all of the information included or incorporated in this prospectus. This means that you must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or in any document previously incorporated by reference have been modified or superseded.

This prospectus incorporates by reference the documents listed below that have been previously filed with the SEC:

●	our Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 18, 2026;

●	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2026 filed with the SEC on May 14, 2026;

●	our Current Reports on Form 8-K filed with the SEC on January 9, 2026; January 13, 2026; January 15, 2026; January 29, 2026; January 29, 2026; January 30, 2026; February 6, 2026; February 11, 2026; March 18, 2026; March 24, 2026; April 9, 2026; April 13, 2026; April 24, 2026; May 14, 2026 and July 1, 2026 and July 1, 2026.

●	the description of our Common Stock, which is contained in the registration statement on Form 8-A filed with the SEC on May 4, 2022 (File No. 001-41375).

We also incorporate by reference all future documents (excluding information furnished pursuant to Items 2.02 and 7.01 of Form 8-K) we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act, subsequent to the date of this prospectus and prior to the termination of the offering.

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. Any statement contained in a document incorporated by reference into this prospectus will be deemed to be modified or superseded for the purposes of this prospectus to the extent that a later statement contained in this prospectus or in any other document incorporated by reference into this prospectus modifies or supersedes the earlier statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. You should not assume that the information in this prospectus is accurate as of any date other than the date of this prospectus or the date of the documents incorporated by reference in this prospectus.

The information about us contained in this prospectus should be read together with the information in the documents incorporated by reference. You may request a copy of any or all of these filings, at no cost, by writing or telephoning us at Yoav Efron, Chief Financial Officer and Deputy Chief Executive Officer, 710 Lakeway Drive, Suite 200 Sunnyvale, CA 94085 USA, telephone number +1-510-545-1045 or by emailing us at yoave@actelis.com.

Actelis Networks, Inc.

PRELIMINARY PROSPECTUS

                 , 2026

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses payable by the Company in connection with this offering. All expenses incurred with respect to the registration of the Common Stock will be borne by the Company. All amounts are estimates, except the SEC registration fee.

SEC registration fee	$166.14
Printing expenses	$2,000
Accounting fees and expenses	$6,000
Legal fees and expenses	$15,000
Total	$23,166.14

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 102(b)(7) of the Delaware General Corporation Law (the “Delaware Law”) enables a corporation, in its original certificate of incorporation or an amendment thereto, to eliminate or limit the personal liability of a director for monetary damages for breach of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware Law (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions), or (iv) for any transaction from which the director derived an improper personal benefit. The Company’s Sixth Amended and Restated Certificate of Incorporation, as amended (“Certificate of Incorporation”), contains such a provision.

In addition, Section 145 of the Delaware Law provides that a corporation may indemnify any persons, including officers and directors, who are, or are threatened to be made, party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation), by reason of the fact that such person is or was an officer, director, employee, or agent of the corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding, provided such officer, director, employee, or agent acted in good faith and in a manner the person reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to criminal proceedings, had no reasonable cause to believe that the person’s conduct was unlawful. A Delaware corporation may indemnify officers or directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against expenses (including attorneys’ fees) that he or she actually and reasonably incurred.

The Company’s Certificate of Incorporation and Restated Bylaws provide for indemnification of directors and officers to the fullest extent permitted by the Delaware Law.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

The following information represents securities sold by the Company within the past three years which were not registered under the Securities Act. All information in this Item 15 have been adjusted to give effect to the Reverse Split.

On November 8, 2023, we issued to the Placement Agent an additional 5,500 shares of Common Stock issuable upon the exercise of common warrants, at a purchase price of $27.5 per share. As part of the December 2023 Private Placement, we agreed, subject to our shareholders approval, which has not yet been obtained, to amend the exercise price of the warrants to $11.8 per share.

On December 17, 2023, we entered into a securities purchase agreement with an investor, pursuant to which we agreed to issue and sell to the investor in a private placement (i) 30,100 shares of our Common Stock, (ii) 97,019 pre-funded warrants to purchase up to 97,019 shares of our Common Stock and (iii) 127,119 shares of Common Stock issuable upon the exercise of common warrants, at a purchase price of $11.8 per share of Common Stock and related common warrant, or $11.799 per pre-funded warrant and related common warrant, for a total aggregate gross proceeds of approximately $1.5 million.  The offering closed on December 20, 2023. The common warrants have an exercise price of $11.8 per share, are exercisable immediately upon issuance and expire five and one-half years following the issuance. The pre-funded warrants were sold in lieu of shares of Common Stock, are exercisable immediately upon issuance, have an exercise price of $0.001 per share and expire when exercised in full. We also agreed to issue to H.C. Wainwright & Co., LLC, the Placement Agent, 8,898 shares of Common Stock at an exercise price per share of $14.75 and a term of five and one-half years.

On June 5, 2024, we entered into an inducement letter with the holder of May 2023 Warrants. Pursuant to the inducement letter, the holder agreed to exercise for cash its May 2023 Warrants to purchase an aggregate of 99,967 shares of our Common Stock at an exercise price of $27.5 per share, in consideration of our agreement to issue the June 2024 Warrants to purchase up to an aggregate of 199,934 shares of our Common Stock, at an exercise price of $20.0 per share. We also agreed to issue to the Placement Agent 6,998 shares of Common Stock at an exercise price per share of $34.375 and a term of five and one-half years. Our total aggregate gross proceeds were approximately $3.0 million, and the transaction closed on June 6, 2024.

On June 30, 2024, we entered into an inducement letter with the holder of June 2024 Warrants. Pursuant to the inducement letter, the holder agreed to exercise for cash 99,967 of its June 2024 Warrants to purchase an aggregate of 99,967 shares of our Common Stock at an exercise price of $20.0 per share, in consideration of our agreement to issue July 2024 Warrants to purchase up to an aggregate of 199,934 shares of our Common Stock, at an exercise price of $17.5 per share. We also agreed to issue to the Placement Agent 6,998 shares of Common Stock at an exercise price of $25.0 per share and a term of five and one-half years. Our total aggregate gross proceeds were approximately $2.25 million, and the transaction closed on July 2, 2024.

On June 30, 2025, we entered into a purchase agreement with certain investors (“Investors”), pursuant to which we agreed to issue and sell to the Investors in the July 2025 Private Placement (a) 162,602 shares of Common Stock, (b) Series A-3 warrants to purchase up to 162,602 shares of Common Stock, and (c) Series A-4 Warrants to purchase up to 325,204 shares of Common Stock, for a purchase price of $6.15 per share and related Common Warrants, for a total aggregate gross proceeds of approximately $1 million. The July 2025 Private Placement closed on July 2, 2025.

On September 2, 2025, we entered into the Inducement Letter pursuant to which a warrant holder of the Company exercised warrants to purchase an aggregate of 427,020 shares of the Company’s Common Stock, at an exercise price of $3.70 per share in consideration of the Company’s agreement to New Warrants to purchase up to an aggregate of 640,530 shares of the Company’s Common Stock at an exercise price of $3.7 per share. The Company received aggregate gross proceeds of approximately $1.6 million from the exercise of the Existing Warrants by the Holder, before deducting financial advisory fees and other offering expenses payable by the Company. Provided that the Inducement Letter prohibited the Company from entering into an agreement to effect any issuance by the Company involving a variable rate transaction, the Holder agreed to waive such prohibition with respect to the transactions contemplated by the ELOC Purchase Agreement, and signed an amendment to the Inducement Letter on October 9, 2025. Pursuant to such amendment, the Company issued to the Holder 10,000 warrants to purchase shares of Common Stock of the Company on similar terms as the Series A-1 Warrants.

On September 27, 2025, we entered into the ELOC Purchase Agreement, with White Lion pursuant to which the Company has the right, but not the obligation to require White Lion to purchase, from time to time, up to $30,000,000 in aggregate gross purchase price (the “Commitment Amount”) of newly issued shares of the Company’s Common Stock, subject to certain limitations and conditions set forth in the Common Stock Purchase Agreement.

Concurrently on September 27, 2025, the Company entered into the PIPE Purchase Agreement with White Lion, pursuant to which the Company agreed to issue and sell to White Lion in a private placement (i) 87,177 shares of Common Stock, and (ii) pre-funded warrants to purchase up to 312,823 shares of Common Stock (the “Pre-Funded Warrants”) for a purchase price of $2.125 per share of Common Stock and $2.124 per Pre-Funded Warrant, for a total aggregate gross proceeds of approximately $850,000. The Offering closed on September 29, 2025. Pursuant to the PIPE Purchase Agreement, the Company had a right to redeem 48,826 of the shares of Common Stock at a redemption price of $0.001 per share. On October 20, 2025, the Company and White Lion entered into an amendment to the pre-funded warrant, pursuant to which, in lieu of such redemption, the Company reduced the number shares issuable under the Pre-Funded Warrants by 48,826 shares, to 263,997.

On July 1, 2026, we entered into the ELOC Purchase Agreement Amendment, pursuant to which we issued 3,000,000 Amendment Commitment Shares, 3,850,000 Amendment Commitment Pre-Funded Warrants and 3,000,000 Amendment Commitment Common Warrants.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits.

Exhibit No.	Description
3.1	Form of the Twenty-Fourth Amended and Restated Certificate of Incorporation of the Registrant, dated May 2, 2022 (as filed as Exhibit 3.5 to the Company’s Form S-1/A, filed on May 10, 2022)
3.2	Certificate of Amendment to the Twenty Fourth Amended And Restated Certificate of Incorporation of the Registrant, dated April 17, 2023 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed on April 18, 2023).
3.3	Certificate of Amendment to the Twenty Fourth Amended And Restated Certificate of Incorporation of the Registrant, dated November 14, 2025 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed on November 14, 2025).
3.4	Amended and Restated Bylaws of Actelis Networks, Inc. (as filed as Exhibit 3.4 to the Company’s Form S-1/A, filed on May 10, 2022)
4.1	Form of Representative’s Warrant (as filed as Exhibit 4.1 to the Company’s Form S-1/A, filed on May 2, 2022)
4.2	Form of Common Warrant (as filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on May 8, 2023)
4.3	Form of Pre-Funded Warrant (as filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed on May 8, 2023)
4.4	Form of Placement Agent Warrant (as filed as Exhibit 4.3 to the Company’s Current Report on Form 8-K, filed on May 8, 2023)
4.5	Form of Common Warrant (as filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on December 20, 2023)
4.6	Form of Pre-Funded Warrant (as filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed on December 20, 2023)
4.7	Form of Placement Agent Warrant (as filed as Exhibit 4.3 to the Company’s Current Report on Form 8-K, filed on December 20, 2023)

4.8	Form of Credit Agreement (as filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, as filed on February 14, 2024).
4.9	Form of Series A-3 Warrant (incorporated by reference to Exhibit 4.1 of our Current Report on Form 8-K filed on July 3, 2025)
4.10	Form of Series A-4 Warrant (incorporated by reference to Exhibit 4.2 of our Current Report on Form 8-K filed on July 3, 2025)
4.11	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.3 of our Current Report on Form 8-K filed on July 3, 2025)
4.12	Form of New Warrant (incorporated by reference to Exhibit 10.2 of our Current Report on Form 8-K filed on September 3, 2025)
4.13	Form of Placement Agent Warrant (incorporated by reference to Exhibit 10.3 of our Current Report on Form 8-K filed on September 3, 2025)
4.14	Form of Common Warrant to be sold in the Offering (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed on December 19, 2025)
4.15	Form of Pre-Funded Warrant to be sold in the Offering (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K filed on December 19, 2025)
4.16	Form of Placement Agent Warrant to be sold in the Offering (incorporated by reference to Exhibit 4.3 of the Company’s Current Report on Form 8-K filed on December 19, 2025)
4.17	Form of Amendment Commitment Pre-Funded Warrant (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed on July 1, 2026)
4.18	Form of Amendment Commitment Common Warrant (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K filed on July 1, 2026)
5.1*	Opinion of Greenberg Traurig LLP
10.1	Lease by and between Actelis Networks Israel, Ltd. and Moshe Smucha, dated January 13, 2000 (as filed as Exhibit 10.2 to the Company’s Form S-1/A, filed on May 2, 2022)
10.2	First Amendment to the Lease and Management Agreements from October 22, 2017, by and between Homerton Investments, Ltd. and Actelis Networks Israel Ltd., dated April 14, 2021 (as filed as Exhibit 10.3 to the Company’s Form S-1/A, filed on May 2, 2022)
10.3	Employment Agreement between Actelis Networks, Inc. and Mr. Tuvia Barlev dated February 15, 2015 (as filed as Exhibit 10.9 to the Company’s Form S-1/A, filed on May 2, 2022)
10.4	Amendment No. 1 to the Employment Agreement between Actelis Networks, Inc. and Mr. Tuvia Barlev, dated as of April 1, 2023 (as filed as Exhibit 10.4 to the Company’s Form 10-K on March 18, 2026)
10.5	Employment Agreement between Actelis Networks Israel, Ltd. And Mr. Yoav Efron dated November 30, 2017 (as furnished as Exhibit 10.11 to the Company’s Form S-1/A, filed on May 10, 2022)
10.6	Amendment No. 1 to the Employment Agreement between Actelis Networks, Inc. and Mr. Yoav Efron, dated as of April 1, 2022 (as filed as Exhibit 10.6 to the Company’s Form 10-K on March 18, 2026)
10.7	Actelis Networks, Inc. 2015 Equity Incentive Plan (as filed as Exhibit 10.13 to the Company’s Form S-1, filed on April 15, 2022)

10.8	Amendment No. 1 to 2015 Equity Incentive Plan (as filed as Exhibit 10.14 to the Company’s Form S-1, filed on April 15, 2022)
10.9	Actelis Networks, Inc. 2025 Equity Incentive Plan (as filed as Exhibit 10.9 to the Company’s Form 10-K on March 18, 2026)
10.10	Form of Warrant Amendment (as filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on December 20, 2023)
10.11	Form of June 2024 Placement Agent Warrant (as filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on June 6, 2024).
10.12	Form of July 2024 Placement Agent Warrant (as filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on July 2, 2024).
10.13	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed on July 3, 2025)
10.14	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 of our Current Report on Form 8-K filed on July 3, 2025)
10.15	Form of Inducement Letter (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed on September 3, 2025)
10.16	Form of Common Stock Purchase Agreement (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed on October 2, 2025)
10.17	Form of White Lion RRA (incorporated by reference to Exhibit 10.2 of our Current Report on Form 8-K filed on October 2, 2025)
10.18	Form of PIPE Purchase Agreement (incorporated by reference to Exhibit 10.3 of our Current Report on Form 8-K filed on October 2, 2025)
10.19	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 10.4 of our Current Report on Form 8-K filed on October 2, 2025)
10.20	Securities Purchase Agreement, dated December 17, 2025, by and between the Company and each investor party thereto (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on December 19, 2025)
10.21	Form of Exchange and Amendment Agreement (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on July 1, 2026)
23.1*	Consent of Kesselman & Kesselman, Certified Public Accountants (Isr.) a member firm of PricewaterhouseCoopers International Limited, independent registered public accounting firm for the Company
24.1*	Power of Attorney
107*	Filing Fee Table

*	Filed Herewith.

(b)	Financial Statement Schedules

All financial statement schedules are omitted because the information required to be set forth therein is not applicable or is included in the consolidated financial statements or related notes incorporated herein by reference.

ITEM 17. UNDERTAKINGS

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i), (a)(1)(ii), and (a)(1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)	That, insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes:

(1)	That, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(2)	That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, California on July 1, 2026.

ACTELIS NETWORKS, INC.

By:	/s/ Tuvia Barlev
Tuvia Barlev
Chief Executive Officer and Secretary

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTED, that each director and officer of Actelis Networks, Inc. whose signature appears below hereby appoints Tuvia Barlev and Yoav Efron, and each of them severally, acting alone and without the other, his/her true and lawful attorney-in-fact with full power of substitution or re-substitution, for such person and in such person’s name, place and stead, in any and all capacities, to sign on such person’s behalf, individually and in each capacity stated below, any and all amendments, including post-effective -amendments to this Registration Statement, and to sign any and all additional registration statements relating to the same offering of securities of the Registration Statement that are filed pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Signature	Title	Date

/s/ Tuvia Barlev	Chief Executive Officer and Chairman of the Board of Directors	July 1, 2026
Tuvia Barlev	(Principal Executive Officer)

/s/ Yoav Efron	Chief Financial Officer and Deputy Chief Executive Officer	July 1, 2026
Yoav Efron	(Principal Financial Officer and Principal Accounting Officer)

/s/ Niel Ransom	Director	July 1, 2026
Niel Ransom

/s/ Gideon Marks	Director	July 1, 2026
Gideon Marks

/s/ Julie Kunstler	Director	July 1, 2026
Julie Kunstler